

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 6, 2021

Adam Felesky
Chief Executive Officer
Portage Fintech Acquisition Corporation
280 Park Avenue, 3rd Floor
New York, NY 10017

> **Re: Portage Fintech Acquisition Corporation**
> **Registration Statement on Form S-1**
> **Filed June 21, 2021**
> **File No. 333-257185**

Dear Mr. Felesky:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed on June 21, 2021

Summary
Manner of conducting redemptions, page 27

1. We note your disclosure that if you are unable to conduct redemptions of your public shares in conjunction with a proxy solicitation pursuant to Regulation 14A under the Exchange Act, you will be required under your amended and restated memorandum and articles of association to conduct redemptions pursuant to the tender offer rules. Please revise to clarify, if true, that you will conduct redemptions pursuant to the tender offer rules if you do not hold a shareholder meeting to approve the business combination.

Exhibits

2. We note the waiver of liability and indemnification provisions provided in Sections 3 and

4 of the form of Administrative and Services Agreement filed as Exhibit 10.5. Please disclose such provisions in your prospectus summary, and include related risk factor disclosure.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Cannarella, Staff Accountant, at 202-551-3337 or Karl Hiller, Accounting Branch Chief, at 202-551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Timothy Collins, Staff Attorney, at 202-551-3176 or Laura Nicholson, Special Counsel, at 202-551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Debbie Yee